Howard H. Lamar III PHONE: (615) 742-6209 FAX: (615) 742-2709 E-MAIL: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

September 28, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 11, 2012
File No. 001-25225

Dear Mr. Orlic:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”), which reflects amendments made to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2012.

Please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in the Staff’s letter dated September 25, 2012, concerning the Preliminary Proxy Statement. For your convenience, we have included the text of the Staff’s comments preceding each of the Company’s responses.

Preliminary Proxy Statement filed September 11, 2012

1.	Please clearly mark your proxy statement and form of proxy “Preliminary Copy.” See Rule 14a-6(e)(1).

Response:

The Revised Preliminary Proxy Statement and form of proxy have been marked “Preliminary Copy – Subject to Completion” in response to the Staff’s comment.

Securities and Exchange Commission

September 28, 2012

2.	Please provide all information required by Item 401 of Regulation S-K with respect to Mr. Norman E. Johnson. See Item 7 of Schedule 14A.

Response:

The disclosure has been revised on page 52 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

3.	Please provide all disclosure required by Item 24 of Schedule 14A.

Response:

The disclosure has been revised on page 60 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

September 28, 2012

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar, III

Howard H. Lamar III

Enclosures

cc:	Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

Michael J. Zylstra

Vice President, General Counsel and Corporate Secretary

Cracker Barrel Old Country Store, Inc.